For immediate release

May 11, 2010

Press Release

NWT Uranium Corp.: Niger Uranium New Board Composition

Toronto, Ontario – NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF, Frankfurt: NMV) ("NWT" or "The Company") would like to announce that following the Niger Uranium Ltd "(Niger") Special Dividend, David Weill and Ian Stalker have resigned from the Board of Niger. The new Board composition of Niger is as follows:

  Mr Paul Loudon, Chairman
  Mr Gordon Cassidy, Chief Financial Officer
  Mr John Lynch, Non-Executive Director

NWT's management team would like to congratulate Mr Paul Loudon on his appointment to the Board. In addition, Anton Esterhuizen has been appointed as joint Chief Executive with Ian Stalker, who will continue to act in this position on an interim basis while there is an orderly transfer of executive responsibilities from him to Anton Esterhuizen.

Contact and Information

Nadir Mirza, Investor Relations
Tel.: (416) 504-3978
nmirza@nwturanium.com
www.nwturanium.com